Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 28, 2006 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Realogy Corporation by Citigroup Global Markets Inc., the Dealer Manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by

of
Up to 32,000,000 Shares of its Common Stock
(Including the Associated Preferred Stock Purchase Rights)
at
a Purchase Price Not Greater Than $23.00 Nor Less Than $20.00 Per Share

Realogy Corporation, a Delaware corporation (“Realogy”), is offering to purchase for cash up to 32,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 28, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 26, 2006, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

Realogy’s Board of Directors has approved the Offer. However, neither Realogy nor its Board of Directors, the Dealer Manager, the Information Agent, or the Depositary makes any recommendation to any stockholder whether to tender or refrain from tendering Shares or as to the price or prices at which stockholders may choose to tender their Shares. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which they will tender their Shares. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal. Realogy’s directors and executive officers have each advised Realogy that they do not intend to tender Shares pursuant to the Offer.

As of August 24, 2006, there were 252,107,078 Shares issued and outstanding. The 32,000,000 Shares that Realogy is offering to purchase in the Offer represent approximately 12.7% of Realogy’s issued and outstanding Shares as of August 24, 2006. The Shares are listed and traded on the New York Stock Exchange under the symbol “H”. Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what price or prices to tender their Shares.

The Board of Directors of Realogy believes that the use of its funds in the Offer is a prudent use of Realogy’s financial resources and an effective means of providing value to Realogy’s stockholders, and will provide an efficient capital structure that provides Realogy with flexibility to take advantage of future opportunities. In addition, the Board believes the Offer will provide stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of value if they so elect, without potential disruption to the Share price and the usual transaction costs associated with market sales. The Offer also affords stockholders the option not to participate and, thereby, to increase their percentage ownership in Realogy and benefit from the enhanced earnings per Share that Realogy expects to result from the Offer.

Upon the terms and subject to the conditions of the Offer, Realogy will determine a single price, not greater than $23.00 nor less than $20.00 per Share, that it will pay for the Shares properly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. Realogy will select the lowest price per Share (in multiples of $0.10) (the “Purchase Price”) within the price range specified above that will allow it to purchase 32,000,000 Shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the Offer. Realogy will purchase all Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn upon the terms and subject to the conditions of the Offer, including the provisions relating to proration, “odd lot” priority and conditional tender described in the Offer to Purchase. If more than 32,000,000 Shares, or such greater number of Shares as Realogy may elect to purchase subject to applicable law, have been validly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, Realogy will purchase Shares on the following basis:

•	First, Realogy will purchase all “odd lots” of less than 100 shares at the Purchase Price from stockholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration date;

•	Second, after purchasing all the odd lots that were properly tendered at or below the Purchase Price, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, Realogy will purchase Shares at the Purchase Price from all other holders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until Realogy has acquired the number of shares that it has offered to purchase; and

•	Third, only if necessary to permit Realogy to purchase 32,000,000 Shares (or such greater number of Shares as Realogy may elect to purchase, subject to applicable law), Realogy will purchase Shares at the Purchase Price from stockholders who have validly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

All other Shares that have been tendered and not purchased will be returned to stockholders promptly after the Expiration Date. Realogy expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by Realogy to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 11:59 p.m., New York City time, on Tuesday, October 24, 2006. To be effective, the notice of withdrawal must be in written or facsimile transmission form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a stockholder tendered its Shares at more than one price, such stockholder must complete a separate notice of withdrawal for Shares tendered at each price.

For purposes of the Offer, Realogy will be deemed to have accepted for payment (and therefore purchased), at the Purchase Price, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to proration, “odd lot” priority and conditional tender provisions of the Offer, only when, as and if Realogy gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.

Stockholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal (or, in the case of stockholders tendering Shares held in account under the Realogy Corporation Employee Savings Plan, must follow procedures set forth in the separate letter provided to such stockholders regarding such plan).

Payment for Shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of: book-entry confirmation of the deposit of shares into the Depositary’s account at the DTC; a properly completed and duly executed Letter of Transmittal (or, an agent’s message (as defined in the Offer to Purchase)); and any other required documents.

Realogy will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. Neither Realogy nor the Dealer Manager, the Information Agent or Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Generally, the receipt of cash for your tendered Shares will be treated for U.S. federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a dividend. The payment of cash for a non-U.S. stockholder’s tendered Shares may be subject to U.S. federal income tax withholding. Stockholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 14, for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on Realogy’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at Realogy’s expense at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent and Depositary for the Offer is:

Mellon Investor Services LLC

You may obtain information regarding the Offer
from the Information Agent as follows:

480 Washington Boulevard
Attn: Information Agent Group
AIM # 074-2800
Jersey City, New Jersey 07310
Collect: (201) 680-6590
Toll Free: (888) 224-2745

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

Special Equity Transactions Group
390 Greenwich Street, 5th Floor
New York, New York 10013

Collect: (212) 723-7406

Toll Free: (877) 531-8365

August 28, 2006

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